UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL INFORMATION

On September 1, 2015, Westport Innovations Inc. (“Westport”) announced it had entered into an Agreement and Plan of Merger, subsequently amended on March 6, 2016 (the “Amended Merger Agreement”), by and among Westport, Whitehorse Merger Sub Inc., a wholly owned subsidiary of Westport (“Merger Sub”) and Fuel Systems Solutions, Inc. (“Fuel Systems”), pursuant to which Westport and Fuel Systems will combine their businesses through the merger of Merger Sub with and into Fuel Systems (the “Merger”), with Fuel Systems thereupon becoming a wholly owned subsidiary of Westport.

The unaudited pro forma condensed combined financial information of Westport and Fuel Systems (the “Pro Forma Financial Information”) set forth below is being filed in connection with Westport’s Registration Statement on Form F-4 (No. 333-207523) originally filed on October 20, 2015 in respect of the Merger, including the proxy statement/prospectus contained therein (the “proxy statement/prospectus”). The Pro Forma Financial Information gives effect to the following transactions and the resulting tax effects:

•
Westport's acquisition of Fuel Systems, pursuant to the terms of the Amended Merger Agreement, for approximately $92.5 million. The $92.5 million is the market value of the Westport common shares at May 6, 2016 to be issued in exchange for shares of Fuel Systems common stock as at the closing date of the Merger and the value of replacement securities issued attributable to pre-combination services. The $92.5 million purchase consideration uses an exchange ratio of 2.129 Westport shares for each Fuel Systems share which is based on the closing sale price on the NASDAQ Global Select Market ("NASDAQ") of Westport common shares on May 6, 2016 of $2.38, assuming that such sale price was the volume weighted average share price. The Amended Merger Agreement includes a mechanism which provides for different exchange ratio scenarios dependent on the volume weighted average price of a Westport common share on the NASDAQ during a specified measuring period. Additional disclosure and sensitivity analysis is provided in Notes 2 and 8.

•
Westport signed an agreement for additional financing which has resulted in $17.5 million in cash being received in Q1 2016 and a further $17.5 million contingent upon closing of the Merger and other conditions as stipulated in the agreement relating to such financing.

The Merger will be accounted for under the acquisition method of accounting for business combinations under U.S. GAAP, with Westport being the accounting and legal acquirer.
The unaudited pro forma condensed combined balance sheet as at March 31, 2016 (the “Pro Forma Balance Sheet”) is based on the historical consolidated balance sheets of Westport and Fuel Systems after giving effect to the Merger and new financing as if they had occurred on March 31, 2016. Similarly, the unaudited pro forma condensed combined statements of operations and comprehensive (loss) income (the “Pro Forma Statements of Operations”) for the year ended December 31, 2015 and the three months ended March 31, 2016 are based on the historical consolidated statements of operations and comprehensive loss of Westport and Fuel Systems after giving effect to the Merger and new financing as if they had occurred on January 1, 2015.
The historical consolidated financial information has been adjusted in the Pro Forma Financial Information to give effect to pro forma events that are (i) directly attributable to the Merger and new financing, (ii) factually supportable and (iii) with respect to the Pro Forma Statements of Operations, are expected to have a continuing impact on the results of operations.
The Pro Forma Financial Information and adjustments have been prepared based upon currently available information and certain assumptions, which are described in the accompanying notes thereto. Given that the acquisition method of accounting is dependent upon certain valuations and other analyses that have yet to be completed; the assumptions, estimates and adjustments reflected in the Pro Forma Financial Information are preliminary and subject to change. The determination of the final acquisition and financing accounting is preliminary and actual results may differ materially from the assumptions, estimates and adjustments reflected in the Pro Forma Financial Information. Furthermore, the accompanying Pro Forma Statement of Operations do not reflect the financial impact of any expected costs savings, synergies, integration costs or non-recurring activities and one-time transaction costs that may be realized or incurred in subsequent reporting periods.
The Pro Forma Financial Information are provided for information purposes only and are not intended to represent, or be indicative of, future anticipated financial results or the results that would have occurred had the Merger been consummated on the dates indicated. The Pro Forma Financial Information and notes thereto should be read in conjunction with: (i) the historical audited and unaudited consolidated financial information and related notes of Westport, which are incorporated by reference into the proxy statement/prospectus, and (ii) the historical audited and unaudited consolidated financial information and related notes of Fuel Systems that are included in the proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Balance Sheet

Westport Innovations Inc.
As at March 31, 2016
(in thousands, except per share data)

	Westport	Fuel Systems (as amended, Note 9)	Pro Forma Adjustments	Note Reference	Pro Forma Combined Westport/Fuel Systems	Financing (note 4)	Note Reference	Pro Forma Combined Westport/Fuel Systems and financing
Assets

Current assets:
Cash and cash equivalents	$23,913	$48,541	$—		$72,454	$17,500	4(a), 5(k)	$89,954
Short-term investments	708	1,000	—		1,708	—		1,708
Accounts receivable	39,201	45,838	—		85,039	—		85,039
Inventories	36,331	75,244	—	5(b)	111,575	—		111,575
Related party receivables	216	303	—		519	—		519
Other Assets	4,479	15,466	—	5(a)	19,945	—		19,945
	104,848	186,392	—		291,240	17,500		308,740
Long-term investments	29,817	—	—		29,817	—		29,817
Other assets	3,139	1,428	—		4,567	—		4,567
Property, plant and equipment	42,820	35,795	—	5(c)	78,615	—		78,615
Intangible assets	22,659	2,620	—	5(d)	25,279	—		25,279
Deferred income tax assets	2,710	4,695	—	5(a)	7,405	—		7,405
Goodwill	3,152	—	—		3,152	—		3,152
	209,145	230,930	—		440,075	17,500		457,575
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	56,085	54,482	—		110,567	—		110,567
Assumed Liabilities	—	—	5,504	5(e)	5,504	—		5,504
Current portion of deferred revenue	1,858	7,321	—		9,179	—		9,179
Current portion of long-term debt	19,755	35	—		19,790	—		19,790
Current portion of long-term royalty payable	1,500	—	—		1,500	—		1,500
Current portion of warranty liability	4,804	3,381	—		8,185	—		8,185
Related party payables	—	2,110	—		2,110	—		2,110
	84,002	67,329	5,504		156,835	—		156,835
Warranty liability	7,192	1,938	—		9,130	—		9,130
Long-term debt	45,628	111	—		45,739	17,500	4(a), 5(k)	63,239
Long-term royalty payable	17,016	—	—		17,016	—		17,016
Deferred revenue	1,268	2,664	—		3,932	—		3,932
Deferred income tax liabilities	3,560	754	—		4,314	—		4,314
Other long-term liabilities	1,366	5,488	—		6,854	—		6,854
	160,032	78,284	5,504		243,820	17,500		261,320
Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:

(103,010,362 post Merger) Common shares	937,864	20	92,478	5(f)	1,030,362	—	1,030,362
Shares held in treasury	—	(20,742)	20,742	5(g)	—	—	—
Other equity instruments	18,833	—	—		18,833	—	18,833
Additional paid in capital	9,837	322,535	(322,535)	5(h)	9,837	—	9,837
Accumulated deficit	(886,627)	(107,760)	162,404	5(i)	(831,983)	—	(831,983)
Accumulated other comprehensive (loss) income	(30,794)	(41,407)	41,407	5(j)	(30,794)	—	(30,794)
Total stockholders' equity	49,113	152,646	(5,504)		196,255	—	196,255
Total liabilities and stockholders' equity	$209,145	$230,930	$—		$440,075	$17,500	$457,575

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss

Westport Innovations Inc.
For the year ended December 31, 2015
(in thousands, except per share data)

	Westport	Fuel Systems (as amended, see Note 10)	Merger	Note Reference	Pro Forma Combined Westport/Fuel Systems	Financing (note 4)	Note Reference	Pro Forma Combined Westport/Fuel Systems and financing
Product revenue	$97,844	$257,935	$—		$355,779	$—		$355,779
Service and other revenue	5,460	5,462	—		10,922	—		10,922
	103,304	263,397	—		366,701	—		366,701
Cost of revenue and expenses:
Cost of product and parts revenue	83,314	197,829	—		281,143	—		281,143
Research and development	52,777	18,743	—		71,520	—		71,520
General and administrative	35,201	44,092	(10,773)	6(c)	68,520	—		68,520
Sales and marketing	17,496	15,649	—		33,145	—		33,145
Foreign exchange (gain) loss	(11,601)	490	—		(11,111)	—		(11,111)
Depreciation and amortization	13,654	10,795	—		24,449	—		24,449
Bank charges, interest and other	378	435	—		813	—		813
Impairment	22,722	13,766	—		36,488	—		36,488
	213,941	301,799	(10,773)		504,967	—		504,967
Loss from operations	(110,637)	(38,402)	10,773		(138,266)	—		(138,266)
Income from investments accounted for by the equity method	18,317	—	—		18,317	—		18,317
Interest on long-term debt and amortization of discount	(5,529)	—	—		(5,529)	(4,047)	4(a), 6(d)	(9,576)
Interest and other income	192	763	—		955	—		955
Loss before income taxes	(97,657)	(37,639)	10,773		(124,523)	(4,047)		(128,570)
Income tax expense (recovery)	731	9,521	—		10,252	—		10,252
Net loss for the period	$(98,388)	$(47,160)	$10,773		$(134,775)	$(4,047)		$(138,822)
Loss per share:
Basic and diluted	$(1.53)	$(2.55)	$—		$(1.30)	$—		$(1.34)
Weighted average common shares outstanding:
Basic and diluted	64,109,703	18,486,083	—		103,466,574	—		103,466,574

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss

Westport Innovations Inc.
For the three months ended March 31, 2016
(in thousands, except per share data)

	Westport	Fuel Systems (as amended, see Note 11)	Merger	Note Reference	Pro Forma Combined Westport/Fuel Systems	Financing (note 4)	Note Reference	Pro Forma Combined Westport/Fuel Systems and financing
Product revenue	$23,555	$54,730	$—		$78,285	$—		$78,285
Service and other revenue	456	1,412	—		1,868	—		1,868
	24,011	56,142	—		80,153	—		80,153
Cost of revenue and expenses:
Cost of product and parts revenue	17,248	40,239	—		57,487	—		57,487
Research and development	11,633	4,632	—		16,265	—		16,265
General and administrative	10,079	10,787	(5,723)	6(c)	15,143	—		15,143
Sales and marketing	3,697	3,409	—		7,106	—		7,106
Foreign exchange (gain) loss	1,346	635	—		1,981	—		1,981
Depreciation and amortization	3,108	2,203	—		5,311	—		5,311
Bank charges, interest and other	138	63	—		201	—		201
Impairment	—	—	—		—	—		—
	47,249	61,968	(5,723)		103,494	—		103,494
Loss from operations	(23,238)	(5,826)	5,723		(23,341)	—		(23,341)
Income from investments accounted for by the equity method	2,003	—	—		2,003			2,003
Interest on long-term debt and amortization of discount	(2,272)	—	—		(2,272)	(394)	4(a), 6(d)	(2,666)
Interest and other income	76	103	—		179	—		179
Loss before income taxes	(23,431)	(5,723)	5,723		(23,431)	(394)		(23,825)
Income tax expense (recovery)	(152)	751	—		599	—		599
Net loss for the period	$(23,279)	$(6,474)	$5,723		$(24,030)	$(394)		$(24,424)
Loss per share:
Basic and diluted	$(0.36)	$(0.36)	$—		$(0.23)	$—		$(0.24)
Weighted average common shares outstanding:
Basic and diluted	64,413,316	18,094,043	—		102,935,534	—		102,935,534

1.     Basis of Presentation
All financial data in these Pro Forma Financial Information are presented in United States Dollars and have been prepared in accordance with accounting policies that conform to U.S. GAAP and the rules and regulations of SEC Regulation S-X.
Financial information in the Westport and Fuel Systems columns in the Pro Forma Balance Sheet represents the historical condensed consolidated balance sheets of Westport and Fuel Systems as at March 31, 2016. Financial information presented in the Westport and Fuel Systems columns in the Pro Forma Statements of Operations and Comprehensive Loss represents the historical consolidated statements of operations of Westport and Fuel Systems for the year ended December 31, 2015 and the three months ended March 31, 2016.

The proposed Merger will be accounted for under the acquisition method of accounting for business combinations pursuant to Accounting Standards Codification (“ASC”) No. 805-Business Combinations. ASC No. 805 requires, among other things, that the assets acquired and liabilities assumed be recognized at their fair values as of the proposed Merger date. ASC No. 820-Fair Value Measurements, which establishes a framework for measuring fair values, defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

2.     Preliminary Purchase Consideration
Pursuant to the terms of the Amended Merger Agreement, each share of Fuel Systems common stock issued and outstanding immediately prior to consummation of the proposed Merger will be converted based on a collar mechanism into validly issued, fully paid and non-assessable Westport common shares as follows:

•
In the event that the NASDAQ volume weighted average price of Westport common shares during a specified measuring period ("VWAP") is equal to or greater than $2.37, then Fuel Systems stockholders will receive 2.129 Westport common shares per share of Fuel Systems stock on closing of the Merger and through the exchange process.

•
In the event that Westport's VWAP is equal to or less than $1.64, then Fuel Systems stockholders will receive 3.0793 Westport common shares per share of Fuel Systems stock on closing of the Merger and through the exchange process.

•
In the event that Westport's VWAP is greater than $1.64 and less than $2.37, then Fuel Systems stockholders will receive a number of Westport common shares per share of Fuel Systems stock equal to the quotient by dividing $5.05 by the Westport VWAP, rounded to four decimal places.

The specified measuring period will be the ten consecutive trading days ending on and including the trading day five business days prior to the anticipated closing date of the Merger.
The exchange ratio will be adjusted appropriately to fully reflect the effect of any reclassification, stock split, reverse stock split or combination, exchange or readjustment of shares, or any stock dividend or distribution with respect to the shares of either Westport common shares or Fuel Systems common stock with a record date prior to completion of the Merger as well in the event of certain other dilutive issuances by Westport. The exchange ratio used for preparation of the Pro Forma Financial Information was 2.129. For additional sensitivity analysis see Note 8. Based on this exchange ratio, the accompanying Pro Forma Financial Information reflect the preliminary purchase price for the proposed Merger using Westport's share price on the date of May 6, 2016 as follows:

Purchase Consideration (in thousands, except share data)		Note Reference
Number of Fuel Systems common shares outstanding as of May 6, 2016	18,094,043	2	(iv)
Fuel Systems Restricted Stock Units ("RSU's")	160,882	2	(i)
Fuel Systems Options	—	2	(ii)
Total number of Fuel Systems common shares and RSU's outstanding as of close	18,254,925
Exchange ratio pursuant to the Amended Merger Agreement	2.129
Number of Westport common shares to be issued to Fuel Systems shareholders	38,864,735
Add: Number of Westport shares outstanding and issued as of close	64,502,519	2	(iv)
Estimated number of common shares and RSU's of the combined company	103,367,254
Westport USD stock price as at May 6, 2016	$2.38
Implied consideration per share paid to Fuel Systems shareholders	$5.07	2	(iii)
Total Preliminary Purchase Consideration	$92,498

i.
A total of 374,340 restricted stock units will be assumed by Westport and are subject to, the same terms and conditions, including vesting terms, as were applicable immediately prior to the Merger. Of those 374,340 restricted stock units, 160,882 are attributed to pre-combination services and will convert at the exchange ratio of

2.129 pursuant to the Amended Merger Agreement. The pre-combination restricted stock units are measured at fair value.
ii.
Represents the estimated number of Fuel System options that are "in-the money" as at May 6, 2016. Fuel Systems stock price as assessed under the Treasury Stock Method. Pursuant to the terms of the Amended Merger Agreement, options that are out of the money immediately prior to the Merger shall automatically be canceled and forfeited for no consideration without any further action, and all rights with respect to such options shall terminate. As of May 6, 2016 all options are out of the money and are not expected to impact the pro-rata ownership of Westport and Fuel Systems upon consummation of the Merger.
iii.
The preliminary purchase price assumes a per share market value of Westport common shares of $2.38, which was the last reported sale price of the Westport common shares on the NASDAQ on May 6, 2016. The preliminary purchase price is subject to change based on fluctuations in Westport's stock price and changes in the exchange ratio based on the VWAP of Westport common shares during the specified measurement period. Additional sensitivity is performed in Note 8.

iv.
Fuel Systems common shares as of close are reconciled as follows:

Common shares outstanding as of March 31, 2016	18,094,043
Common shares issued between April 1, 2016 and close	—
Common shares outstanding as of close	18,094,043

Westport common shares of close are reconciled as follows:

Common shares outstanding as of March 31, 2016	64,488,362
Common shares issued between April 1, 2016 and close	14,157
Common shares outstanding as of close	64,502,519

3.     Preliminary Purchase Price Allocation
Assuming an acquisition date of March 31, 2016, the following is a preliminary estimate of the fair values of the assets to be acquired and the liabilities to be assumed by Westport from Fuel Systems in connection with the proposed Merger:
Initial Accounting for a Business Combination Is Incomplete and Amounts Recognized Have Been Determined Only Provisionally
The estimated fair values of assets acquired and liabilities assumed are provisional and are based on the information that was available as of the acquisition date to estimate the fair value of assets acquired and liabilities assumed. Westport believes that information provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed, but Westport is waiting for additional information necessary to finalize those fair values. Therefore, the provisional measurements of fair value reflected are subject to change and such changes could be significant. Westport expects to finalize the valuation and complete the purchase price allocation as soon as practicable but no later than one year from the acquisition date.

Preliminary Purchase Price Allocation	March 31, 2016 Estimated Fair Values (in thousands)	Note Reference

Cash and cash equivalents	$48,541	(i)
Short-term investments	1,000	(i)
Accounts receivable	45,838	(i)
Related Party Receivable	303	(i)
Inventories	75,244	(ii)
Deferred income tax assets	4,695
Other Assets	16,894	(i)
Property, plant and equipment	35,795	(iii)
Intangible assets	2,620	(iv)
Total Assets acquired	230,930
Accounts payable and accrued liabilities	54,482	(i)
Related Party Payables	2,110	(i)
Assumed Liabilities	3,268	(vi)
Deferred revenue	9,985	(v)
Deferred income tax liabilities	754
Long-term debt	146
Warranty liability	5,319	(v)
Other long-term liabilities	5,488	(i)
Total Liabilities Assumed	81,552
Net Assets acquired	149,378
Bargain Purchase	56,880
Estimated Preliminary Purchase Price	$92,498

(i)
The book values of working capital accounts, such as cash and cash equivalents, accounts receivable, related party receivables, other assets, short-term investments, accounts payable, related, party payables, accrued liabilities, deferred revenue, and other long-term liabilities, are assumed to be representative of their estimated fair values given the short time frame until settlement.

(ii)
A fair value estimate of $75.2 million has been allocated to inventories acquired. The fair value of inventories is estimated based on the retail value less the sum of costs of disposal and a reasonable profit allocation for the selling effort of a market participant. For purposes of these unaudited Pro Forma Financial Information, the preliminary fair value estimate is determined by Westport using its current information of Fuel Systems’. The current estimate of fair value could vary materially from the fair value recorded upon acquisition and once a full valuation and analysis is completed.

(iii)
A fair value estimate of $35.8 million has been allocated to property, plant and equipment. For purposes of these unaudited Pro Forma Financial Information, Westport has estimated the fair value based on its current knowledge of Fuel Systems’ property, plant and equipment. Accordingly, this estimated of fair value and the remaining useful lives of the property, plant and equipment could vary materially from the final fair value recorded upon acquisition and once a full valuation and analysis is completed.

(iv)
A fair value estimate of $2.6 million has been allocated to intangible assets, primarily consisting of customer relationships, core technology and other intangibles. Westport has estimated the fair value and weighted-average useful lives based on its current knowledge of Fuel Systems. Accordingly, this estimated of fair value and the remaining useful lives of these intangibles could vary materially from the final fair value recorded upon acquisition and once a full valuation and analysis is completed.

(v)

Warranty liabilities of approximately $5.3 million and deferred revenue of $10.0 million on the historical financial information approximates the fair value of these financial obligations.

(vi)
The $3.3 million assumed liability is comprised of $1.1 million of compensation costs related to the change of control that will be triggered upon consummation of the Merger, and $2.2 million of estimated transaction costs expected to be incurred by Fuel Systems subsequent to March 31, 2016 to complete the Merger.

4.     Financing
(a)
In Q1 2016 Westport entered into a financing agreement with Cartesian Capital Group ("Cartesian") which provided an immediate $17.5 million in financing and Westport expects to receive another $17.5 million (the "Tranche 2 Notes") contingent upon the completion of the Merger with Fuel Systems' and other conditions as stipulated in the agreement. The Tranche 2 Notes bear interest at 9% and have a 5 year term. Under the original agreement, the Tranche 2 Notes are convertible into common shares by dividing the principal and interest outstanding by a valuation price of $2.31. On March 6, 2016, Westport signed an amended agreement with Cartesian. The amended agreement changed the valuation price from $2.31 to an amount to be determined and within a range that will be no less than $2.00 but no greater than $2.31. The final valuation price would provide the same percentage of fully diluted ownership in the common shares of Westport as Cartesian would have been entitled to prior to the Amended Merger Agreement.

(b)
On April 20, 2016, Westport announced that it had sold a derivative economic interest (the “Derivative”) in its Hong Kong subsidiary, Westport (Hong Kong) Limited (“Westport HK”), to Cartesian in satisfaction of the asset sale contemplated in the financing agreement described in paragraph (a) above for an upfront payment of $6.3 million plus a potential future payment to be determined by Cartesian’s return on investment in respect of such derivative economic interest (the “Asset Sale”). The Derivative provides Cartesian with an economic interest in the certain Chinese joint venture in which Westport HK holds a 35% equity interest (the “PRC Joint Venture”) equivalent to an 18.78% equity ownership interest, with Westport, indirectly, retaining a 16.22% economic interest in the PRC Joint Venture. In addition, Westport granted Cartesian a call option in respect of all of the outstanding shares of Westport HK that may be exercised after April 19, 2017, the first anniversary of the Asset Sale, and, prior to the exercise of the call option, certain rights with respect to the management and operation of Westport HK and the PRC Joint Venture. Prior to the exercise of the call option, Westport retains the rights to the anticipated income and dividends from Westport HK, subject to certain conditions as stipulated in the agreement. The Pro Forma Financial Information included in this supplement does not give effect to the Asset Sale.

5.     Notes to Pro Forma Balance Sheet Adjustments
 The following summarizes the adjustments included in the "Pro Forma Adjustments" column in the accompanying Pro Forma Balance Sheet as of March 31, 2016:
(a)
Represents the estimated fair value assigned to other assets and deferred income tax assets acquired.

(b)
Represents the estimated fair value assigned to inventory acquired. See footnote (ii) under the "—Preliminary Purchase Price Allocation" section above for further discussion.

(c)
Represents the estimated fair value assigned to property, plant and equipment. See footnote (iii) under the "—Preliminary Purchase Price Allocation" section above for further discussion.

(d)

Represents the estimated fair value assigned to the intangible assets acquired. See footnote (iv) under the "—Preliminary Purchase Price Allocation" section above for further discussion.
(e)
Represents $2.2 million of estimated transaction costs expected to be incurred by Westport subsequent to March 31, 2016 to complete the Merger and $3.3 million of the assumed liabilities as described under note 3(vi) of the " - Preliminary Purchase Price Allocation" section above.

(in thousands)
Accrual for Westport Merger related transaction fees	$2,236
Accrual for Fuel Systems Merger related transaction fees and assumed liabilities	3,268
Net pro forma adjustment to assumed liabilities	$5,504

(f)
Reflects adjustments to Westport and Fuel Systems combined common stock as follows:

(in thousands)
Preliminary estimated purchase consideration	$92,498
Elimination of Fuel Systems' historical common stock	(20)
Net pro forma adjustment to common stock	$92,478

(g)
Reflects the elimination of Fuel Systems' shares held in treasury of $20.7 million upon consummation of the Merger.
(h)
Reflects the elimination of Fuel Systems' additional paid-in capital of $322.5 million upon consummation of the Merger.
(i)
Reflects adjustments to Westport and Fuel Systems' combined accumulated deficit as follows:

(in thousands)
Elimination of Fuel Systems' historical accumulated deficit	$107,760
Add back portion of Fuel Systems' historical accumulated deficit that relates to non-controlling interests	—
Accumulated deficit adjustment related to Westport Merger related transaction fees (see footnote 5(e))	(2,236)
Bargain Purchase (see footnote 3)	56,880
Net pro forma adjustment to common stock	$162,404

(j)
Reflects the elimination of Fuel Systems' historical accumulated other comprehensive loss of $41.4 million upon consummation of the Merger.

(k)
Reflects $17.5 million of Tranche 2 Notes contingent upon the completion of the Merger and other conditions as stipulated in the agreement. See Note 4 for a further discussion.

6.     Notes to the Pro Forma Statements of Operations and Comprehensive Loss

Adjustments included in the Pro forma Adjustments column are described as follows:
a)

In accordance with SEC Regulation S-X, the bargain purchase of $56.9 million recognized as a result of the preliminary purchase allocation (note 3) has not been recognized given that it is not expected to have a continuing impact on the future results of operations.

b)
The tax rules for each separate jurisdiction may require a different treatment for bargain purchases than that required under U.S. GAAP.  Tax rules often require the allocation of negative goodwill to certain assets through the use of the residual method, resulting in decreased tax bases. In the United States, for example, for tax purposes, the acquisition price is assigned to assets categorized in seven distinct asset classes, first to the assets in Class I and then successively through to Class VII. The consideration transferred is not allocated to a successive class until it has been allocated to the assets in the previous class based on their full fair values. This methodology can result in several classes of assets without tax bases and in temporary differences for a significant portion of all assets. The allocation of negative goodwill to reduce the tax bases of acquired net assets causes the book bases to exceed their respective tax bases, resulting in the recognition of deferred tax liabilities.   The recognition of deferred tax liabilities then results in a reduction in the bargain purchase gain for financial reporting, and may result in the recognition of goodwill.

(c)
Represents the elimination of $10.8 million and $5.7 million of Westport and Fuel System transaction costs incurred during the year ended December 31, 2015 and the period ended March 31, 2016. In accordance with SEC Regulation S-X, these transaction costs have been removed given that they are not expected to have a continuing impact on the future results of operations.

(d)
Represents the estimated 4.0 million of interest on long-term debt and amortization of discount on Tranche 1 Financing and Tranche 2 Notes that would of incurred during the year ended December 31, 2015 and represents the 0.4 million of interest on long-term debt and amortization of discount on Tranche 2 Notes that would of incurred during the period ended March 31, 2016. See Note 4(a) for a further discussion.
The payments owing to Cartesian in respect of the Tranche 1 Financing are accounted for using the effective interest method with a notional interest rate being calculated based on the minimum fixed payments owing to Cartesian. The minimum fixed payments result in an effective interest rate of approximately 23% using this method. The effective interest rate actually required to be utilized could be higher if future joint venture earnings and, or future product sales are higher than the minimum fixed payments stipulated in the agreement.
The interest on the Tranche 2 Notes is calculated based on a 9% coupon rate as stipulated in the agreement.
7.     Earnings per Share ("EPS")
        The pro forma combined basic and diluted EPS metrics have been adjusted to reflect the pro forma combined net loss for the three months ended March 31, 2016 and the pro forma combined net loss for the year ended December 31, 2015. In addition, the number of shares used in calculating the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of common stock of Westport that would be outstanding as of the closing of the proposed Merger. The pro forma amount of Westport shares is calculated by multiplying each Fuel Systems share by the exchange ratio of 2.129.
        The pro forma total number of shares of common stock of the combined company that would be outstanding after the closing of the proposed Merger is 103,024,737. See the "—Preliminary Purchase Consideration" section above for additional information.
Following the consummation of the Merger, Westport shareholders are expected to hold 62.6% of the shares of the combined Company and Fuel systems is expected to hold 37.4% of the shares of the combined company.

	March 31, 2016		December 31, 2015
	No. of shares used to compute net loss per share	Net loss per common share	No. of shares used to compute net loss per share	Net loss per common share
	(in thousands)		(in thousands)
Westport Historical	64,413	(0.36)	64,110	$(1.53)
Fuel Systems Historical	18,094	(0.36)	18,486	(2.55)

Westport Historical	64,413		64,110
Add: Westport shares issued to acquire Fuel Systems (1)	38,523		39,357
Pro Forma Combined Westport/Fuel Systems	102,936	$(0.23)	103,467	$(1.30)
Pro Forma Combined Westport/Fuel Systems and financing (2)	102,936	$(0.24)	103,467	$(1.34)

(1) Excludes restricted stock units which are not converted at the acquisition date.
(2) The Tranche 2 notes are convertible into common shares by dividing the principal and interest outstanding by a valuation price of $2.31. The notes are anti-dilutive and as a result have not been included to calculate net loss per common share.

8.    Sensitivity Analysis for purchase consideration

The Amended Merger Agreement includes a collar mechanism which provides the following scenarios:

•
In the event that the NASDAQ VWAP of Westport common shares during a specified measuring period is equal to or greater than $2.37, then Fuel Systems stockholders will receive 2.129 Westport common shares per share of Fuel Systems stock on closing of the Merger and through the exchange process ("Scenario A").

•
In the event that Westport's VWAP is equal to or less than $1.64, then Fuel Systems stockholders will receive 3.0793 Westport common shares per share of Fuel Systems stock on closing of the Merger and through the exchange process ("Scenario B").

•
In the event that Westport's VWAP is greater than $1.64 and less than $2.37, then Fuel Systems stockholders will receive a number of Westport common shares per share of Fuel Systems stock equal to the quotient by dividing $5.05 by the Westport VWAP, rounded to four decimal places ("Scenario C").

The specified measuring period will be the ten consecutive trading days ending on and including the trading day five business days prior to the anticipated closing date of the Merger.

Scenario A based on a VWAP of $2.38 is used throughout these pro formas to calculate preliminary purchase consideration of $92.5 million. The following table provides sensitivity analysis of preliminary purchase consideration, bargain purchase, and estimated percentage ownerships for the three scenarios (dollar amounts in thousands).

			Estimated Percentage Ownership (3)
Scenario	Preliminary Purchase Consideration	Bargain Purchase	Westport	Fuel Systems
A	$92,498	56,880	62.6%	37.4%
B (1)	$92,188	57,190	53.7%	46.3%
C (2)	$92,187	57,191	58.5%	41.5%

(1) Assumes a VWAP of $1.64, a share exchange ratio of 3.0793, and a closing Westport common share price of $1.64.
(2) Assumes a VWAP of $2.00, a share exchange ratio of 2.5250, and a closing Westport common share price of $2.00.
(3) Estimated percentage ownerships are calculated on a non-dilutive basis and do not contemplate the conversion of the Cartesian Tranche 2 Notes, or the conversion of restricted share units and performance share units.

9. Amended Fuel Systems historical balance sheet to conform to Westport's presentation

Fuel Systems Solutions, Inc.
Unaudited Condensed Consolidated Balance Sheets
As at March 31, 2016
(in thousands, except share data)

Reclassification adjustments represent adjustments to conform the presentation of Fuel Systems' historical balance sheet to Westport's historical balance sheet.

	Fuel Systems (as reported)	Adjustments	Note	Fuel Systems (as amended)
Assets
Current assets:
Cash and cash equivalents	$48,541	$—		$48,541
Short-term investments	1,000	—		1,000
Accounts receivable	45,838	—		45,838
Inventories	75,244	—		75,244
Current portion of deferred income tax assets	—	—		—
Related party receivable	303	—		303
Other Assets	15,466	—		15,466
	186,392	—		186,392
Other assets	1,428	—		1,428
Property, plant and equipment	35,795	—		35,795
Intangible assets	2,620	—		2,620
Deferred income tax assets	4,695	—		4,695
Goodwill	—	—		—
	$230,930	$—		$230,930

9. Amended Fuel Systems historical balance sheet to conform to Westport's presentation (continued):

Reclassification adjustments represent adjustments to conform the presentation of Fuel Systems' historical balance sheet to Westport's historical balance sheet (in thousands).

	Fuel Systems (as reported)	Reclassification Adjustments	Note Reference	Fuel Systems (as amended)
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$35,718	$18,764	9(i)	$54,482
Accrued expenses	28,819	(28,819)	9(i)	—
Income taxes payable	647	(647)	9(i)	—
Current portion of deferred revenue	—	7,321	9(i)	7,321
Current portion of long-term debt	35	—		35
Related party payables	2,110	—		2,110
Current portion of warranty liability	—	3,381	9(i)	3,381
	67,329	—		67,329
Warranty liability	—	1,938	9(ii)	1,938
Long-term debt	111	—		111
Deferred revenue	—	2,664	9(ii)	2,664
Deferred income tax liabilities	754	—		754
Other long-term liabilities	10,090	(4,602)	9(ii)	5,488
	78,284	—		78,284
Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
Common shares	20	—		20
Shares held in treasury	(20,742)	—		(20,742)
Other equity instruments		—		—
Additional paid in capital	322,535	—		322,535
Accumulated deficit	(107,760)	—		(107,760)
Accumulated other comprehensive income	(41,407)	—		(41,407)
Total Equity	152,646	—		152,646
Total Liabilities and Equity	$230,930	$—		$230,930
(i)
Accrued Expenses includes $3.4 million of accrued warranty, $18.1 million of accounts payable and accrued liabilities, and $7.3 million of deferred revenue, and have been reclassified to conform with Westport's presentation. $0.6 million of income tax payable has been reclassified to accounts payable and accrued liabilities.

(ii)
Other liabilities include $1.9 million of accrued warranty, $2.7 million of deferred revenue, and have been reclassified to conform with Westport's presentation.

10. Amended Fuel Systems financial statement to conform to Westport's presentation

Fuel Systems
Unaudited Statement of Operations and Comprehensive Loss For the year ended December 31, 2015
(in thousands, except share data)
Reclassification adjustments represent adjustments to conform the presentation of Fuel Systems' historical statement of operations to Westport's historical statement of operations (in thousands).

	Fuel Systems	Reclassification Adjustments	Note Reference	Fuel Systems (as amended)
Product revenue	$263,397	$(5,462)	10(i)	$257,935
Service and other revenue	—	5,462	10(i)	5,462
	263,397	—		263,397
Cost of revenue and expenses:
Cost of product and parts revenue	204,023	(6,194)	10(ii)	197,829
Research and development	21,223	(2,480)	10(iii)	18,743
General and administrative	—	44,092	10(iv)	44,092
Sales and marketing	—	15,649	10(iv)	15,649
Selling, general and administrative expense	61,862	(61,862)	10(iv)	—
Foreign exchange (gain) loss	—	490	10(vii)	490
Depreciation and amortization	—	10,795	10(ii), (iii), (iv), (v)	10,795
Bank charges, interest and other	—	435	10(viii)	435
Impairments	—	—		—
	13,766			301,799
Loss from operations	300,874	925		(38,402)
Interest income (expense), net	(21)	21	10(viii), (ix)	—
Other income (expenses), net	(141)	141	10(vi)	—
Interest and other income	—	763	10(vi), (vii), (viii), (ix)	763
Loss before income taxes	(5,723)	—		(37,639)
Income tax expense (recovery)	9,521			9,521
Net loss for the period	(47,160)	—		(47,160)
Net loss (income) attributable to non-controlling interest	25	—		25
Net loss attributable to Fuel Systems Solutions, Inc	(47,135)	—		(47,135)
Other comprehensive loss, net of tax except for foreign currency items	(19,647)	—		(19,647)
Comprehensive loss	(66,807)	—		(66,807)
Less: net comprehensive loss attributable to the non-controlling interest	26	—		26
Comprehensive loss attributable to Fuel Systems Solutions, Inc	$(66,781)	$—		$(66,781)

(i)
Fuel Systems does not disaggregate its revenue into product revenue and service and other revenue. Within Fuel Systems' revenue is $5.5 million of service and other revenue which has been reclassified to conform with Westport's historical statement of operations.

(ii)
Fuel Systems includes depreciation and amortization within cost of product and parts revenue. $6.2 million of depreciation and amortization has been reclassified from cost of product and parts revenue to conform with Westport's historical statement of operations.

(iii)
Fuel Systems includes depreciation and amortization within research and development expenses. $2.5 million of depreciation and amortization has been reclassified from research and development to conform with Westport's historical statement of operations.

(iv)
Fuel Systems records all general and administrative and sales and marketing expenses in selling, general and administrative expenses. To conform with Westport's historical statement of operations $44.1 million has been reclassified to general and administrative expenses and $15.6 million to sales and marketing. General and administrative expenses includes $1.7 million of depreciation and amortization which has been reclassified to conform with Westport's historical statement of operations. Sales and marketing includes $0.4 million of depreciation and amortization which has been reclassified to conform with Westport's historical statement of operations.

(v)
Fuel Systems uses function based presentation whereas depreciation and amortization are consolidated into each associated financial information line item. As Westport used nature presentation, Westport has reclassified Fuel Systems depreciation and amortization from these associated financial information line items to one consolidated line ("Depreciation and Amortization") to conform with Westport's historical statement of operations. Depreciation and amortization is made up of the following:

(in thousands)
Depreciation and amortization reclassification from cost of product and parts revenue	$6,194
Depreciation and amortization reclassification from research and development	2,480
Depreciation and amortization reclassification from sales marketing	388
Depreciation and amortization reclassification from general and administrative	1,733
$10,795

(vi)
Fuel Systems recognized $0.1 million of other expenses, net. To conform with Westport's historical statement of operations this balance has been transferred from other income (expenses), net and has been reclassified to interest and other income.

(vii)
Fuel Systems recognized $0.5 million of net losses on foreign exchange in other income (expenses), net. To conform with Westport's presentation $0.5 million of net losses on foreign exchange has been reclassified to foreign exchange (gain) loss.

(viii)
Fuel Systems recognized $0.4 million of bank charges, interest, other within interest income (expense), net. To conform with Westport's historical statement of operations $0.4 million of interest income (expense), net has been reclassified to bank charges, interest and other.

(ix)
Fuel Systems recognized $0.4 million of interest income. To conform with Westport's historical statement of operations $0.4 million of interest income (expense) has been reclassified to interest and other income.

11. Amended Fuel Systems financial statements to conform to Westport's presentation

Fuel Systems
Unaudited Statement of Operations and Comprehensive Loss For the three months ended March 31, 2016
(in thousands, except share data)
Reclassification adjustments represent adjustments to conform the presentation of Fuel Systems' historical statements of operations to Westport's historical statements of operations.

	Fuel Systems	Reclassification Adjustments	Note Reference	Fuel Systems (as amended)
Product revenue	$56,142	$(1,412)	11(i)	$54,730
Service and other revenue	—	1,412	11(i)	1,412
	56,142	—		56,142
Cost of revenue and expenses:
Cost of product and parts revenue	41,505	(1,266)	11(ii)	40,239
Research and development	5,249	(617)	11(iii)	4,632
General and administrative	—	10,787	11(iv)	10,787
Sales and marketing	—	3,409	11(iv)	3,409
Selling, general and administrative expense	14,516	(14,516)	11(iv)	—
Foreign exchange (gain) loss	—	635	11(vii)	635
Depreciation and amortization	—	2,203	11(ii), (iii), (iv), (v)	2,203
Bank charges, interest and other	—	63	11(viii)	63
Impairments	—	—		—
	61,270	698		61,968
Loss from operations	(5,128)	(698)		(5,826)
Interest income (expense), net	(12)	12	11(viii),(ix)	—
Other income (expenses), net	(583)	583	11(vi)	—
Interest and other income	—	103	11(vi), (vii), (viii), (ix)	103
Loss before income taxes	(5,723)	—		(5,723)
Income tax expense (recovery)	751	—		751
Net loss for the period	(6,474)	—		(6,474)
Other comprehensive loss, net of tax except for foreign currency items	4,642	—		4,642
Comprehensive loss	$(1,832)	$—		$(1,832)

(i)
Fuel Systems does not disaggregate its revenue into product revenue and service and other revenue. Within Fuel Systems' revenue is $1.4 million of service and other revenue which has been reclassified to conform with Westport's historical statement of operations.

(ii)
Fuel Systems includes depreciation and amortization within cost of product and parts revenue. $1.3 million of depreciation and amortization has been reclassified from cost of product and parts revenue to conform with Westport's historical statement of operations.

(iii)
Fuel Systems includes depreciation and amortization within research and development expenses. $0.6 million of depreciation and amortization has been reclassified from research and development to conform with Westport's historical statement of operations.

(iv)
Fuel Systems records all general and administrative and sales and marketing expenses in selling, general and administrative expenses. To conform with with Westport's historical statement of operations 10.8 million has been reclassified to general and administrative expenses and $3.4 million to sales and marketing. General and administrative expenses includes $0.3 million of depreciation and amortization which has been reclassified to conform with Westport's historical statement of operations. Sales and marketing includes $0.1 million of depreciation and amortization which has been reclassified to conform with Westport's historical statement of operations.

(v)
Fuel Systems uses function based presentation whereas depreciation and amortization are consolidated into each associated financial information line item. As Westport used nature presentation, Westport has reclassified Fuel Systems depreciation and amortization from these associated financial information line items to one consolidated line ("Depreciation and Amortization") to conform with Westport's historical statement of operations. Depreciation and amortization is made up of the following:

(in thousands)
Depreciation and amortization reclassification from cost of product and parts revenue	$1,266
Depreciation and amortization reclassification from research and development	617
Depreciation and amortization reclassification from sales marketing	65
Depreciation and amortization reclassification from general and administrative	255
$2,203

(vi)
Fuel Systems recognized $0.6 million of other income (expenses), net. To conform with Westport's historical statement of operations this balance has been transferred from other income (expenses), net and has been reclassified to interest and other income.

(vii)
Fuel Systems recognized $0.6 million of net losses on foreign exchange in other income (expenses), net. To conform with Westport's presentation $0.6 million of net losses on foreign exchange has been reclassified to foreign exchange (gain) loss.

(viii)
Fuel Systems recognized $0.1 million of bank charges, interest, other within interest income (expense), net. To conform with Westport's historical statement of operations $0.1 million of interest income (expense), net has been reclassified to bank charges, interest and other.

(ix)
Fuel Systems recognized $0.1 million of interest income within interest income (expense). To conform with Westport's historical statement of operations $0.1 million of interest income (expense) has been reclassified to interest and other income.